UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated July 17, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: July 17, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                         Amex: DEJ / TSX-V: DEJ

FOR RELEASE:

          July 17, 2008

Dejour Increases Peace River Arch Reserve Valuation

Calgary, Alberta, July 17, 2008:  Dejour Enterprises Ltd., (Amex: DEJ, TSX-V:DEJ) an oil and natural gas exploration and production company, today announced an update to its National Instrument 51-101 compliant reserves and pre-tax cash flow estimates from selected Peace River Arch projects.

A Reserve Assessment and Evaluation of Select Oil and Gas Properties Report prepared by Calgary based GLJ Petroleum Consultants, as of June 30, 2008, provides the following revisions to their previous report, effective December 31, 2008.  All figures are reported in Canadian dollars.

The updated 51-101 report by GLJ Petroleum Consultants will be available on www.sedar.com and www.dejour.com.  Readers are cautioned that estimated values disclosed do not necessarily represent fair market value. All GLJ figures are pre-tax, net of royalties and all operating costs.

Highlights are as follows:

Reserve Values based on GLJ 2008 Price Deck Forecast

NPV Discounted at 10%	December 31, 2007	June 30, 2008
Forecast Production Netback Prices	$3.49 / Mcf for gas, average $22.07/boe	$6.65 / Mcf for gas, $126.64 / bbl for oil: average $56.02/boe
Proved Reserves	$1.06M	$32.0M
Probable Reserves	$2.21M	$26.2M
Total Proved and Probable Reserves (2P)	$3.27M	$58.2M

Total 2P Barrels of Oil Equivalent (BOEs) Reserves net of royalties	416,000	1,225,000

Reserve Values based on Constant Prices (SEC Case)

NPV Discounted at 10%	December 31, 2007	June 30, 2008
Constant Price	$3.39 / Mcf for gas: average $21.58/boe	$6.73 / Mcf for gas, $134.44 / bbl for oil: average $57.90/boe
Proved Reserves	$0.372M	$41.3M
Probable Reserves	$1.80M	$36.0M
Total Proved and Probable Reserves (2P)	$2.17M	$77.3M

Total 2P Barrels of Oil Equivalent (BOEs) Reserves net of royalties	419,000	1,248,000

These updated figures continue to validate Dejour’s 2008 exploration and development strategy. The Canadian operation has added considerable oil reserves to benefit from high oil prices while continuing development of its natural gas projects. This has resulted in an increase from 5% NGL’s / 95% Natural Gas, to 53% Light and Medium Crude Oil and NGL’s (Natural Gas Liquids) / 47% Natural Gas.

“Currently four of the ten wells tested and independently evaluated for production are on stream. The balance is being prepared for production in Q3-08, with design capacity to accommodate the next round of development. One of the 2008 oil discovery areas has a current 2P valuation of approximately $40MM based on primary recovery and restricted initial production rates. However, a nearby analogous pool has already shown a 100% plus increase in estimated ultimate oil recoveries (EUR's) through the utilization of secondary recovery techniques. Dejour has commenced design work to utilize these techniques, when appropriate, to further raise its EUR from this pool.  As Dejour's other discoveries are brought on stream in Q3 2008, development plans will be finalized for the upcoming fall and winter," says Charles Dove, President of Dejour Energy, Alberta.

Robert Hodgkinson, Dejour Chairman and CEO commented, “GLJ's revised valuation of 2P Reserves has grown 2.97 times from Q4, 2007. This, combined with higher prices for energy and the increase in bias towards oil, is responsible for pre-tax cash flow estimates much better than previously anticipated. The Company's Peace River Arch projects have now proven to be an excellent platform for Dejour to initiate extensive resource exploitation programs on over 143,000 net acres of oil and natural gas leases well positioned in key US Rocky Mountain and NE BC / NW Alberta energy regions.”

Charles E. Dove, P. Geophysics is the qualified person for this report.

BOEs [or 'MmcfEs' or other applicable units of equivalency] may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl [or 'An McfGE conversion ratio of 1 bbl: 6 Mcf'] is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating shareholder value through a balance of exploration, development, production and monetization of strategic North American energy properties including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements Regarding Forward-Looking Information:  Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation including information respecting the reserves, expected future production levels, future prices, royalties, work plans, and anticipated total oil recovery. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially.  Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company. Exploration for oil and natural gas is a speculative business that involves a high degree of risk. There is no assurance that estimated values of reserves will be realized. The Company’s expectations for its operations are subject to a number of risks in addition to those inherent in oil production operations, including: that oil prices could fall resulting in reduced returns and a change in the economics of the project; delays associated with equipment procurement, equipment failure and the lack of suitably qualified personnel; the inherent uncertainty in estimation of reserves; changes in the political or economic environment and failure to receive regulatory approvals. Production and NPV estimates are based on a number of assumptions including availability of the necessary equipment, personnel and financial resources to sustain the Company's planned work program; no material adverse changes in the applicable royalty regime, the absence of unplanned disruptions; the ability of the Company to successfully bring production to market; and general risks inherent in oil and gas operations.  Dejour assumes no obligation to update this information.  There can be no assurance that future developments affecting the Company will be those anticipated by management.  Forward-looking statements and information are subject to a number of other risks and uncertainties described under “Risk Factors” in the Company's Annual Information Form, Annual Report on Form 20-F filed with the US Securities and Exchange Commission and Management’s Discussion and Analysis.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com